Global Cancer Technology Inc
Balance Sheet
Unaudited

		As of December 31, 2018		As of December 31, 2017
Assets				
Current assets				
Cash and cash equivalents	$	6,104	$	34,850
Property and equipment, net		1,048		1048
Total assets	$	7,151	$	35,898
Liabilities and Stockholders' Deficit				
Liabilities				
Accounts payable	$	79,055	$	64,242
Accrued Liabilities		12,004		10,000
Deferred Compensation		97,820		101,206
Convertible notes payable		242,500		75,000
Total current liabilities		431,379		250,448
Stockholders' Deficit				
Common Stock, $.001 par value of $.001 per share; 100,000,000 shares authorized; 11,561,200 shares issued and outstanding as of December 31, 2018 and 11,197,300 shares issued and outstanding as of December 31, 2017		11,561		11,197
Additional Paid in Capital		626,464		477,378
Accumulated deficit		(1,062,253)		(703,125)
Net stockholders deficit		(424,228)		(214,550)
Total liabilities and stockholder's deficit	$	7,151	$	35,898